   As Filed With The Securities And Exchange Commission On November 10, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT No. 2

                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
              (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE
             ACT OF 1934 AND RULE 13E-3 ((S) 240.13E-3) THEREUNDER)

                       COGENERATION CORPORATION OF AMERICA
--------------------------------------------------------------------------------
                             (Name of the Issuer)

                                NRG ENERGY, INC.
                       COGENERATION CORPORATION OF AMERICA
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   628950-10-7
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


        James J. Bender                             Julie A. Jorgensen
Vice President and General Counsel         President and Chief Executive Officer
        NRG Energy, Inc.                    Cogeneration Corporation of America
 1221 Nicollet Mall, Suite 700                 One Carlson Parkway, Suite 240
  Minneapolis, MN 55403-2445                     Minneapolis, MN 55447-4454
        (612) 373-5300                                (612) 745-7900

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

        Jeanine L. Matte, Esq.                     Bruce J. Parker, Esq.
        Pankaj K. Sinha, Esq.                 Kaplan, Strangis and Kaplan, P.A.
Skadden, Arps, Slate, Meagher & Flom LLP           5500 Norwest Center
      1440 New York Avenue, N.W.                 90 South Seventh Street
     Washington, D.C. 20005-2111                  Minneapolis, MN 55402
           (202) 371-7000                             (612) 904-5600



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     This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rules 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                           CALCULATION OF FILING FEE


                Transaction Valuation       Amount of Filing Fee

                   $183,463,413.00               $36,692.69

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $36,692.69

Form or Registration Number: Schedule 14A

Filing Party: Cogeneration Corporation of America

Date Filed: November 10, 1999

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                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by NRG Energy, Inc., a corporation organized under the laws of Delaware ("NRG"), and Cogeneration Corporation of America, a corporation organized under the laws of Delaware ("CogenAmerica"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13(e) 3 thereunder, in connection with the Agreement and Plan of Merger, dated as of August 26, 1999 (the "Merger Agreement"), by and among Calpine Corporation ("Calpine"), Calpine East Acquisition Corp. ("Acquisition Sub") and CogenAmerica, pursuant to which Acquisition Sub will merge with and into CogenAmerica, with CogenAmerica continuing as the surviving corporation.

The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Proxy Statement of CogenAmerica filed with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Proxy Statement.

The information contained in this Schedule 13E-3 concerning CogenAmerica, including, without limitation, information concerning the background of the transaction, the deliberations of CogenAmerica's Board of Directors in connection with the transaction, the opinion of CogenAmerica's financial advisor, and CogenAmerica's capital structure and historical financial statements, was supplied by CogenAmerica. NRG, Calpine and Acquisition Sub take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Calpine and Acquisition Sub was supplied by Calpine. CogenAmerica and NRG take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning NRG was supplied by NRG. CogenAmerica, Calpine and Acquisition Sub take no responsibility for the accuracy of such information.

                              CROSS-REFERENCE SHEET


         SCHEDULE 13E-3                         LOCATION IN PROXY STATEMENT
     ITEM NUMBER AND CAPTION                    ---------------------------
     -----------------------

Item 1(a)...................................    Outside Front Cover Page;
                                                QUESTIONS AND ANSWERS
                                                ABOUT THE MERGER; SUMMARY -
                                                The Companies

Item 1(b)...................................    SUMMARY - The Special Meeting;
                                                THE SPECIAL MEETING - Record
                                                Date; Voting Power; Votes
                                                Required

Item 1(c)...................................    HISTORICAL MARKET INFORMATION

Item 1(d)...................................    HISTORICAL MARKET INFORMATION

Item 1(e)...................................    Not applicable.

Item 1(f)...................................    Not applicable.

Item 2(a)-(d),(g)...........................    Not applicable.

Item 2(e)-(f)...............................    Not applicable.

Item 3(a)(1)................................    Outside Front Cover Page;
                                                SPECIAL FACTORS -
                                                Background of the Merger; -
                                                Reasons for the Merger; -
                                                Conflicts of Interest -
                                                Arrangements with NRG

Item 3(a)(2)and(b)..........................    Outside Front Cover Page;
                                                SUMMARY - Recommendations of the
                                                Independent Directors
                                                Committee and the Board of
                                                Directors; SPECIAL FACTORS -
                                                Background of the Merger; -
                                                Reasons for the Merger;
                                                -Conflicts of Interest -
                                                Arrangements with NRG

Item 4(a)...................................    QUESTIONS AND ANSWERS
                                                ABOUT THE MERGER; SUMMARY -
                                                Terms of the Merger
                                                Agreement; SPECIAL FACTORS -
                                                Purpose, Timing and
                                                Structure of the Merger;
                                                SUMMARY OF MATERIAL FEATURES
                                                OF THE MERGER

Item 4(b)...................................    QUESTIONS AND ANSWERS ABOUT THE
                                                MERGER; SUMMARY - Terms of the
                                                Merger Agreement; SPECIAL
                                                FACTORS - Purpose, Timing and
                                                Structure of the Merger; SUMMARY
                                                OF MATERIAL FEATURES OF THE
                                                MERGER; SUMMARY OF MATERIAL
                                                FEATURES OF THE CALPINE/NRG
                                                AGREEMENT

Item 5(a)-(b)...............................    SUMMARY - Terms of the Merger
                                                Agreement; SPECIAL FACTORS -
                                                Background of the Merger; -
                                                Plans for CogenAmerica After
                                                the Merger; - Conflicts of
                                                Interest - Arrangements with
                                                NRG; SUMMARY OF MATERIAL
                                                FEATURES OF THE MERGER;
                                                SUMMARY OF MATERIAL FEATURES OF
                                                THE CALPINE/NRG AGREEMENT

Item 5(c)-(d)...............................    SUMMARY - Terms of the Merger
                                                Agreement; SPECIAL FACTORS -
                                                Purpose, Timing and Structure of
                                                the Merger; - Plans for
                                                CogenAmerica After the Merger;
                                                SUMMARY OF MATERIAL FEATURES OF
                                                THE MERGER; SUMMARY OF MATERIAL
                                                FEATURES OF THE CALPINE/NRG
                                                AGREEMENT

Item 5(e)...................................    QUESTIONS AND ANSWERS ABOUT THE
                                                MERGER; SUMMARY - Terms of the
                                                Merger Agreement; SPECIAL
                                                FACTORS - Purpose, Timing and
                                                Structure of the Merger; -
                                                Plans for CogenAmerica After the
                                                Merger; SUMMARY OF MATERIAL
                                                FEATURES OF THE MERGER; SUMMARY
                                                OF MATERIAL FEATURES OF THE
                                                CALPINE/NRG AGREEMENT

Item 5(f)-(g)...............................    QUESTIONS AND ANSWERS ABOUT THE
                                                MERGER; SUMMARY - Terms of the
                                                Merger Agreement; SPECIAL
                                                FACTORS - Purpose, Timing and
                                                Structure of the Merger; SUMMARY
                                                OF MATERIAL FEATURES OF THE
                                                MERGER; SPECIAL FACTORS -
                                                Certain Effects of the Merger

Item 6(a) and (d)...........................    SUMMARY OF MATERIAL FEATURES OF
                                                THE MERGER - Financing of the
                                                Merger; Source of Funds

Item 6(b)...................................    EXPENSES OF THE TRANSACTION

Item 7(a)-(c)..............................     SUMMARY - Potential Benefits and
                                                Detriments of the Merger to
                                                Unaffiliated Stockholders;
                                                Benefits to Insiders; SPECIAL
                                                FACTORS -  Background of the
                                                Merger; - Purpose, Timing and
                                                Structure of the Merger;
                                                - Reasons for the Merger;
                                                - Perspective of NRG on the
                                                Fairness of the Merger

Item 7(d)..................................     SUMMARY - Potential Benefits and
                                                Detriments of the Merger to
                                                Unaffiliated Stockholders;
                                                Benefits to Insiders; SPECIAL
                                                FACTORS - Background of the
                                                Merger; - Purpose, Timing and
                                                Structure of the Merger;
                                                - Reasons for the Merger; -
                                                Perspective of NRG on the
                                                Fairness of the Merger; SUMMARY
                                                OF MATERIAL FEATURES OF THE
                                                MERGER - Federal Income Tax
                                                Consequences of the Transaction

Item 8(a) .................................     QUESTIONS AND ANSWERS ABOUT THE
                                                MERGER; SUMMARY -
                                                Recommendations of the
                                                Independent Directors Committee
                                                and the Board of Directors; -
                                                Opinion of CogenAmerica's
                                                Financial Advisor; SPECIAL
                                                FACTORS - Background of the
                                                Merger; - Purpose, Timing and
                                                Structure of the Merger; -
                                                Reasons for the Merger; -
                                                Opinion of Financial Advisor; -
                                                Perspective of NRG on the
                                                Fairness of the Merger

Item 8(b)...............................        SUMMARY - Recommendations of the
                                                Independent Directors Committee
                                                and the Board of Directors; -
                                                Opinion of CogenAmerica's
                                                Financial Advisor; SPECIAL
                                                FACTORS - Background of the
                                                Merger; - Purpose, Timing and
                                                Structure of the Merger; -
                                                Reasons for the Merger; -
                                                Opinion of Financial Advisor; -
                                                Perspective of NRG on the
                                                Fairness of the Merger

Item 8(c)...............................        SUMMARY - Record Date;
                                                Voting Power; Votes Required;
                                                THE SPECIAL MEETING - Record
                                                Date; Voting Power; Votes
                                                Required; SUMMARY OF MATERIAL
                                                FEATURES OF THE MERGER - The
                                                Merger - Conditions to the
                                                Merger

Item 8(d)...............................        SPECIAL FACTORS - Background of
                                                the Merger; - Recommendations of
                                                the Independent Directors
                                                Committee and the Board of
                                                Directors

Item 8(e)...............................        SUMMARY - Record Date;
                                                Voting Power; Votes Required;
                                                SPECIAL FACTORS - Background of
                                                the Merger; - Recommendations of
                                                the Independent Directors
                                                Committee and the Board of
                                                Directors; THE SPECIAL MEETING -
                                                Record Date; Voting Power;
                                                Votes Required; SUMMARY OF
                                                MATERIAL FEATURES OF THE MERGER
                                                - The Merger - Conditions to the
                                                Merger

Item 8(f)...............................        SPECIAL FACTORS - Background of
                                                the Merger; - Reasons for the
                                                Merger; - Recommendations of the
                                                Independent Directors Committee
                                                and the Board of Directors

Item 9(a)-(c)............................       SUMMARY - Opinion of
                                                CogenAmerica's Financial
                                                Advisor; - Recommendations of
                                                the Independent Directors
                                                Committee and the Board of
                                                Directors; SPECIAL FACTORS -
                                                Opinion of Financial Advisor

Item 10(a)...............................       SUMMARY - Record Date; Voting
                                                Power; Votes Required; THE
                                                SPECIAL MEETING - Record Date;
                                                Voting Power; Votes Required;
                                                INTEREST IN SECURITIES OF
                                                COGENAMERICA

Item 10(b)...............................       CERTAIN TRANSACTIONS IN COMMON
                                                STOCK AND STOCK OPTIONS

Item 11..................................       SUMMARY OF MATERIAL FEATURES OF
                                                THE MERGER; SUMMARY OF MATERIAL
                                                FEATURES OF THE CALPINE/NRG
                                                AGREEMENT

Item 12(a)-(b).........................         SUMMARY - Recommendations of the
                                                Independent Directors Committee
                                                and the Board of Directors; THE
                                                SPECIAL MEETING - Record Date;
                                                Voting Power; Votes Required;
                                                SPECIAL FACTORS - Reasons for
                                                the Merger; - Recommendations of
                                                the Independent Directors
                                                Committee and the Board of
                                                Directors; - Perspective of NRG
                                                on the Fairness of the Merger; -
                                                Conflicts of Interest; SUMMARY
                                                OF MATERIAL FEATURES OF THE
                                                CALPINE/NRG AGREEMENT

Item 13(a).............................         SUMMARY - Appraisal Rights;
                                                SUMMARY OF MATERIAL FEATURES OF
                                                THE MERGER - Appraisal Rights

Item 13(b)-(c).........................         Not applicable.


Item 14(a).............................         SELECTED CONSOLIDATED FINANCIAL
                                                DATA OF COGENAMERICA;
                                                INCORPORATION OF CERTAIN
                                                DOCUMENTS BY REFERENCE

Item 14(b).............................         Not applicable.

Item 15(a)-(b).........................         THE SPECIAL MEETING - General;
                                                EXPENSES OF THE TRANSACTION

Item 16................................         Not applicable.

Item 17(a).............................         Not applicable.

Item 17(b).............................         Fairness Opinion, dated as of
                                                August 26, 1999, delivered by
                                                Donaldson, Lufkin & Jenrette
                                                Securities Corporation (set
                                                forth as Appendix C to the Proxy
                                                Statement which is filed as
                                                Exhibit (d) hereto)*

Item 17(c)(1)..........................         Agreement and Plan of Merger
                                                among Cogeneration Corporation
                                                of America, Calpine Corporation
                                                and Calpine East Acquisition
                                                Corp., dated as of August 26,
                                                1999 (set forth as Appendix A to
                                                the Proxy Statement which is
                                                filed as Exhibit (d) hereto)*

Item 17(c)(2)..........................         Contribution and Stockholders
                                                Agreement, dated as of August
                                                26, 1999, among Calpine
                                                Corporation, Calpine East
                                                Acquisition Corp. and NRG
                                                Energy, Inc.

Item 17(d).............................         Copies of each of the
                                                Preliminary Proxy Statement of
                                                Cogeneration Corporation of
                                                America, Letter to Stockholders
                                                and Notice of Special Meeting of
                                                Stockholders

Item 17(e).............................         Section 262 of the Delaware
                                                General Corporation Law (set
                                                forth as Appendix D to the Proxy
                                                Statement which is filed as
                                                Exhibit (d) hereto)*

Item 17(f).............................         Not applicable.


* Incorporated by reference to the Proxy Statement

ITEM 1.        ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


       (a) The information set forth on the Outside Front Cover Page and in "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY - The Companies" of the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in "SUMMARY - The Special Meeting" and "THE SPECIAL MEETING - Record Date; Voting Power; Votes Required" of the Proxy Statement is incorporated herein by reference.

       (c) The information set forth in "HISTORICAL MARKET INFORMATION" of the Proxy Statement is incorporated herein by reference.

       (d) The information set forth in "HISTORICAL MARKET INFORMATION" of the Proxy Statement is incorporated herein by reference.

       (e)     Not applicable.

       (f) On April 30, 1996, NRG received an option to convert $3,000,000 of the outstanding principal amount of the loan then existing between NRG and O'Brien (Schuylkill) Cogeneration, Inc. ("Schuylkill") into 396,255 shares of common stock of CogenAmerica. Such option vested on August 22, 1997 when NRG loaned additional funds to Schuylkill. On Novermber 25, 1997, NRG converted $3,000,000 of the loan balance into 396,255 shares at a per share price of approximately $7.57. The average price of CogenAmerica's common stock was $16.40 and $19.48, respectively, for the third and fourth quarters of 1997.


ITEM 2.        IDENTITY AND BACKGROUND.

               This Statement is being filed jointly by NRG and CogenAmerica (the "Filing Persons"). The information set forth on the Outside Front Cover Page and in "SUMMARY - The Companies" of the Proxy Statement is incorporated herein by reference.


       (a)-(d) Not applicable.

       (e) During the last five years, none of the Filing Persons nor, to the best of their respective knowledge, any of their directors, executive officers or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (f) During the last five years, none of the Filing Persons nor, to the best of their respective knowledge, any of their directors, executive officers or controlling persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

       (g)     Not applicable.

ITEM 3.        PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

       (a)(1) The information set forth on the Outside Front Cover Page and in "SPECIAL FACTORS - Background of the Merger"; "- Reasons for the Merger";
"- Conflicts of Interest - Arrangements with NRG" of the Proxy Statement is incorporated herein by reference.

       (a)(2) and (b)   The information set forth on the Outside Front Cover
Page and in "SUMMARY - Recommendations of the Independent Directors Committee and the Board of Directors"; and "SPECIAL FACTORS - Background of the Merger"; "- Reasons for the Merger"; "- Conflicts of Interest - Arrangements with NRG" of the Proxy Statement is incorporated herein by reference.

               In addition, on September 14, 1998, NRG sent a letter to CogenAmerica's Chairman requesting that he call a special meeting of CogenAmerica's stockholders to consider removal of Robert Sherman from CogenAmerica's Board of Directors. NRG also filed definitive solicitation materials with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities and Exchange Act of 1934, as amended, relating to a proposed solicitation of proxies and consents from CogenAmerica's stockholders to remove Mr. Sherman from CogenAmerica's Board of Directors. On October 26, 1998, consents of over

50% of CogenAmerica's stockholders in favor of Mr. Sherman's removal from CogenAmerica's Board of Directors were filed with CogenAmerica and Mr. Sherman was removed from CogenAmerica's Board of Directors.


ITEM 4.        TERMS OF THE TRANSACTION.

       (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER"; "SUMMARY - Terms of the Merger Agreement"; "SPECIAL FACTORS - Purpose, Timing and Structure of the Merger"; and "SUMMARY OF MATERIAL FEATURES OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER"; "SUMMARY - Terms of the Merger Agreement"; "SPECIAL FACTORS - Purpose, Timing and Structure of the Merger"; "SUMMARY OF MATERIAL FEATURES OF THE MERGER"; and "SUMMARY OF MATERIAL FEATURES OF THE CALPINE/NRG AGREEMENT" of the Proxy Statement is incorporated herein by reference.


ITEM 5.        PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

       (a) - (b)   The information set forth in "SUMMARY - Terms of the Merger
Agreement"; "SPECIAL FACTORS - Background of the Merger"; " - Plans for CogenAmerica After the Merger"; "- Conflicts of Interest - Arrangements with NRG"; "SUMMARY OF MATERIAL FEATURES OF THE MERGER"; and "SUMMARY OF MATERIAL FEATURES OF THE CALPINE/NRG AGREEMENT" of the Proxy Statement is incorporated herein by reference.

       (c) - (d)   The information set forth in "SUMMARY - Terms of the Merger
Agreement"; "SPECIAL FACTORS - Purpose, Timing and Structure of the Merger"; " - Plans for CogenAmerica After the Merger"; and "SUMMARY OF MATERIAL FEATURES OF THE MERGER"; "SUMMARY OF MATERIAL FEATURES OF THE CALPINE/NRG AGREEMENT" of the Proxy Statement is incorporated herein by reference.

       (e) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER"; "SUMMARY - Terms of the Merger Agreement"; "SPECIAL FACTORS - Purpose, Timing and Structure of the Merger"; " - Plans for CogenAmerica After the Merger"; "SUMMARY OF MATERIAL FEATURES OF THE MERGER"; and "SUMMARY OF

MATERIAL FEATURES OF THE CALPINE/NRG AGREEMENT"; of the Proxy Statement is incorporated herein by reference.

       (f) - (g)   The information set forth in "QUESTIONS AND ANSWERS ABOUT THE
MERGER"; "SUMMARY - Terms of the Merger Agreement"; "SPECIAL FACTORS - Purpose, Timing and Structure of the Merger"; "SUMMARY OF MATERIAL FEATURES OF THE MERGER"; and "SPECIAL FACTORS - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.        SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       (a) and (d) The information set forth in "SUMMARY OF MATERIAL FEATURES
OF THE MERGER - Financing of the Merger; Source of Funds" of the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in "EXPENSES OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.

       (c )    Not applicable.

ITEM 7.        PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

       (a) - (c)   The information set forth in "SUMMARY - Potential Benefits and Detriments of the Merger to Unaffiliated Stockholders; Benefits to Insiders"; and "SPECIAL FACTORS - Background of the Merger"; "- Purpose, Timing and Structure of the Merger"; "- Reasons for the Merger"; "- Perspective of NRG on the Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

       (d) The information set forth in "SUMMARY - Potential Benefits and Detriments of the Merger to Unaffiliated Stockholders; Benefits to Insiders"; "SPECIAL FACTORS - Background of the Merger"; "- Purpose, Timing and Structure of the Merger"; "- Reasons for the Merger"; "- Perspective of NRG on the Fairness of the Merger"; and "SUMMARY OF MATERIAL FEATURES OF THE MERGER - Federal

Income Tax Consequences of the Transaction" of the Proxy Statement is incorporated herein by reference.


ITEM 8.        FAIRNESS OF THE TRANSACTION.

       (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER"; "SUMMARY - Recommendations of the Independent Directors Committee and the Board of Directors"; "- Opinion of CogenAmerica's Financial Advisor"; and "SPECIAL FACTORS - Background of the Merger"; "- Purpose, Timing and Structure of the Merger"; "- Reasons for the Merger"; "- Opinion of Financial Advisor"; "- Perspective of NRG on the Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in "SUMMARY - Recommendations of the Independent Directors Committee and the Board of Directors"; "- Opinion of CogenAmerica's Financial Advisor"; and "SPECIAL FACTORS - Background of the Merger"; "- Purpose, Timing and Structure of the Merger"; "- Reasons for the Merger"; "- Opinion of Financial Advisor"; "- Perspective of NRG on the Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

       (c) The information set forth in "SUMMARY - Record Date; Voting Power; Votes Required"; "THE SPECIAL MEETING - Record Date; Voting Power; Votes Required" and "SUMMARY OF MATERIAL FEATURES OF THE MERGER - The Merger - Conditions to the Merger" of the Proxy Statement is incorporated herein by reference.

       (d) The information set forth in "SPECIAL FACTORS - Background of the Merger"; "- Recommendations of the Independent Directors Committee and the
Board of Directors" of the Proxy Statement is incorporated herein by reference.

       (e) The information set forth in "SUMMARY - Record Date; Voting Power; Votes Required"; "SPECIAL FACTORS - Background of the Merger"; "- Recommendations of the Independent Directors Committee and the Board of Directors"; "THE SPECIAL MEETING - Record Date; Voting Power;
Votes Required" and "SUMMARY OF MATERIAL FEATURES OF THE MERGER - The Merger - Conditions to the Merger" of the Proxy Statement is incorporated herein by reference.

       (f) The information set forth in "SPECIAL FACTORS - Background of the Merger"; "- Reasons for the Merger"; "- Recommendations of the Independent

Directors Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.


ITEM 9.        REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

       (a) - (c)   The information set forth in "SUMMARY - Opinion of
CogenAmerica's Financial Advisor"; "- Recommendations of the Independent Directors Committee and the Board of Directors"; and "SPECIAL FACTORS - Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.


ITEM 10.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) The information set forth in "SUMMARY - Record Date; Voting Power; Votes Required"; "THE SPECIAL MEETING - Record Date; Voting Power; Votes Required" and "INTEREST IN SECURITIES OF COGENAMERICA" of the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in "CERTAIN TRANSACTIONS IN COMMON STOCK AND STOCK OPTIONS" of the Proxy Statement is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

       The information set forth in "SUMMARY OF MATERIAL FEATURES OF THE MERGER"; and "SUMMARY OF MATERIAL FEATURES OF THE CALPINE/NRG AGREEMENT" of the Proxy Statement is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARDS TO THE TRANSACTION.

       (a)-(b) The information set forth in "SUMMARY - Recommendations of the Independent Directors Committee and the Board of Directors"; "THE SPECIAL MEETING - Record Date; Voting Power; Votes Required"; "SPECIAL FACTORS - Reasons for the Merger"; "- Recommendations of the Independent Directors Committee and the Board of Directors"; "- Perspective of NRG on the Fairness of the

Merger"; "- Conflicts of Interest"; and "SUMMARY OF MATERIAL FEATURES OF THE CALPINE/NRG AGREEMENT" of the Proxy Statement is incorporated herein by reference.


ITEM 13.       OTHER PROVISIONS OF THE TRANSACTION.

       (a) The information set forth in "SUMMARY - Appraisal Rights"; and "SUMMARY OF MATERIAL FEATURES OF THE MERGER - Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

       (b)-(c) Not Applicable.


ITEM 14.       FINANCIAL INFORMATION.

       (a) The information set forth in "SELECTED CONSOLIDATED FINANCIAL DATA OF COGENAMERICA"; and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" of the Proxy Statement is incorporated herein by reference.

       (b)     Not Applicable.


ITEM 15.       PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

       (a)-(b) The information set forth in "THE SPECIAL MEETING - General"; and "EXPENSES OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.


ITEM 16.       ADDITIONAL INFORMATION.

       Not Applicable.


ITEM 17.       MATERIAL TO BE FILED AS EXHIBITS.

       (a)     Not Applicable.

       (b) Fairness Opinion, dated as of August 26, 1999, delivered by Donaldson, Lufkin & Jenrette Securities Corporation (set forth as Appendix C to the Proxy Statement which is filed as Exhibit (d) hereto)*

       (c)(1) Agreement and Plan of Merger among Cogeneration Corporation of America, Calpine Corporation and Calpine East Acquisition Corp., dated August 26, 1999 (set forth as Appendix A to the Proxy Statement which is filed as Exhibit (d) hereto)*

       (c)(2) Contribution and Stockholders Agreement, dated as of August 26, 1999, among Calpine Corporation, Calpine East Acquisition Corp. and NRG Energy, Inc.


       (d) Copies of each of the Preliminary Proxy Statement of Cogeneration Corporation of America, Letter to Stockholders and Notice of Special Meeting of Stockholders, filed with the SEC on November 10, 1999


       (e) Section 262 of the Delaware General Corporation Law (set forth as Appendix D to the Proxy Statement which is filed as Exhibit (d) hereto)*

       (f) As of the date of this Statement, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation (including the proxy solicitor referred to in "THE SPECIAL MEETING - Voting Procedures; Proxies" of the Proxy Statement) for such person's use, directly or indirectly in connection with the Rule 13e-3 transaction.




*Incorporated by reference to the Proxy Statement

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 1999


                                      NRG ENERGY, INC.



                                      By: /s/ James J. Bender
                                         -------------------------------------
                                      Name: James J. Bender
                                      Title: Vice President and General Counsel

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 1999


                                       COGENERATION CORPORATION OF
                                       AMERICA



                                       By: /s/ Julie A. Jorgensen
                                          ------------------------------------
                                       Name: Julie A. Jorgensen
                                       Title: President and Chief
                                              Executive Officer

                                  EXHIBIT INDEX

        EXHIBIT                                          DESCRIPTION

99(c)(2)*                               Contribution and Stockholders Agreement,
                                        dated as of August 26, 1999, among
                                        Calpine Corporation, Calpine East
                                        Acquisition Corp. and NRG Energy, Inc.
99(d)                                   Copies of each of the Definitive Proxy
                                        America, Letter to Stockholders and
                                        Notice of Special Meeting of
                                        Stockholders

* Previously filed as Exhibit 99(c)(2) to Schedule 13E-3 filed with the Securities and Exchange Commission on September 24, 1999.






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